

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 30, 2025

Ben M. Palmer
President and Chief Executive Officer
RPC, Inc.
2801 Buford Highway NE, Suite 300
Atlanta, GA 30329

      Re: RPC, Inc.
            Registration Statement on Form S-3
            Filed April 23, 2025
            File No. 333-286706

Dear Ben M. Palmer:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Karina Dorin at 202-551-3763 with any questions.

                              Sincerely,

                              Division of Corporation Finance
                              Office of Energy & Transportation

cc: Joe Alley